17009035

SSION
SEC
Processing
Section
MAR 01 2017
Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jing ("Christine") Zou (858) 731-8530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 500, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Beaulieu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, L.L.C., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Chairman and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On February 23, 2017 before me, Malinda Mei-Yin Khauv, Notary Public
(insert name and title of the officer)

personally appeared Martin Beaulieu,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MALINDA MEI-YIN KHAUV
COMM. #2106235
Notary Public - California
San Diego County
My Comm. Expires Apr. 9, 2019
NR01

Signature [signature] **(Seal)**

Altegris Investments, L.L.C.

Financial Statement

As of December 31, 2016

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Those Charged with Governance
Altegris Investments, LLC

We have audited the accompanying statement of financial condition of Altegris Investments, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altegris Investments, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

Altegris Investments, L.L.C.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 3,128,070
Accounts receivable	2,791
Due from related parties	127,824
Prepaid expenses	133,699
Refundable deposits	25,046
Other receivables	6,145
Total assets	$ 3,423,575
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 206,322
Due to related parties	532,524
Commissions payable	620,434
Accrued expenses	248,382
Total liabilities	1,607,662
Member's equity:	
Additional paid-in capital	4,287,081
Accumulated deficit	(2,471,168)
Total member's equity	1,815,913
Total liabilities and member's equity	$ 3,423,575

See accompanying notes to financial statements.

Altegris Investments, L.L.C.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). The Company is wholly owned by Altegris Holdings II, L.L.C. (the Parent), which is wholly owned by AqGen Liberty Management I, Inc. (ALMI). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds and privately offered hedge funds and commodity funds.

The Company does not maintain a special account for the exclusive benefit of customers for its sales of securities issued by private funds or public, continuously-offered closed-end funds and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. Further, the Company does not carry or clear customer accounts for its sales of securities issued by public open-end mutual funds and, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment.

2. Summary of Significant Accounting Policies (continued)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the statement of financial condition and the statement of cash flows. The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2016, the Company had $2,878,070 in excess of this requirement.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing alternative strategy public funds, privately offered commodity funds, privately offered hedge funds, and third-party funds and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2016. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Income Taxes

The Company is a single member limited liability company and is not subject to federal and state income taxes; its income and deductions are included with those of the Parent. The Company's income and expense is ultimately included in the income tax return of ALMI, an affiliate of the Parent.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. The payable due to related parties includes a payable to be paid to Altegris Services in connection with these services, totaling $532,524.

During 2016, Altegris Advisors was the general partner for four privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the four commodity pools. The receivable from related parties includes a receivable for continuing compensation totaling $44,935.

Altegris Advisors sponsored the launch of certain public, continuously-offered closed-end funds in a master-feeder structure in 2015, for which Altegris Advisors acted as the adviser to the master fund, and the Company acted as the distributor of both the master and feeder funds in the master-feeder structure. Effective June 1, 2016, and pursuant to a plan of re-organization of the master and feeder funds into a single, multi-share class fund, existing shares of the feeder fund were converted to Class A shares of the master fund, existing master fund share were re-classified as Class I shares, and the feeder fund thereafter ceased operations and liquidated. Prior to June 1, 2016, feeder shares, and subsequent to June 1, 2016, Class A shares, were subject to an upfront sales commission of up to 3.5% of the investment amount for such shares sold by the Company, subject to waiver or reduction for certain investors by the Company in its discretion. Additionally, as the distributor, the Company was entitled to receive and retain a distribution and servicing fee in respect of sales by the Company directly of feeder fund shares (prior to June 1, 2016), and of Class A shares (post June 1, 2016), at an annual rate of 0.60% of the aggregate net asset value, determined as of each month-end. At December 31, 2016, there existed a receivable of $6,240 for the upfront sales commission and $76,649 for the distribution and servicing fee, both of which are included in due from related parties on the accompanying statement of financial condition.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2016, the Company had net capital and net capital requirements of $1,545,454 and $107,177, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1.04 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, refundable deposits, other receivables, accounts payable, due to related parties, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2016 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2016.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 27, 2017, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified other than the following:

Capital distribution

The Company made a capital distribution of $0.3 million on January 24, 2017 to the Parent. This distribution will not have any impact on the Company's ability to meet its minimum net capital requirement pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934.

Conditional employee compensation obligation

On January 31, 2017, a long-time sales executive (the Sales Executive) voluntarily resigned his employment with the Company, and pursuant to his then-current employment agreement (Agreement), the Company may be obligated to compensate the Sales Executive certain amounts of compensation (relative to his prior employment with the Company) on an ongoing basis for a period of time. The payment of such compensation, per the Agreement, is subject to certain legal, regulatory and contractual conditions and contingencies. As of February 27, 2017, the date financial statements were available to be issued, the Company was still evaluating whether all conditions and contingencies for such compensation of the Sales Executive have been met and therefore the existence of the obligation, and/or the amount of the obligation should it exist, remains undetermined. Management does not expect that resolution of the matter will have a material impact on the Company's compliance with the minimum net capital requirements.

STATEMENT OF FINANCIAL CONDITION

Altegris Investments, L.L.C.
Statement of Financial Condition
(SEC Identification No. 8-24931)
As of December 31, 2016
With Report of Independent Registered
Public Accounting Firm